SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. [__])*

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

963025101
(CUSIP Number)

Westport Capital Partners LLC 40 Danbury Road Wilton, CT 06897 (203) 429-8602 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025101	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,925,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,925,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,925,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025101	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON WCP Real Estate Fund IV (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,325,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,325,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,325,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 963025101	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Westport Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,250,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,250,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 963025101	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Russel S. Bernard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Sean F. Armstrong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Wm. Gregory Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	SCHEDULE 13D	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON Jordan S. Socaransky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	SCHEDULE 13D	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON Marc Porosoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,250,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,250,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 963025101	SCHEDULE 13D	Page 10 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Wheeler Real Estate Investment Trust, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2529 Virginia Beach Blvd., Suite 200, Virginia Beach, VA 23452.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f)	This Schedule 13D is being filed on behalf of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)	WCP Real Estate Fund IV, L.P., a Delaware limited partnership ("WCP IV"), as to which WCP LLC serves as investment manager, with respect to the shares of Common Stock directly held by it;

(ii)	WCP Real Estate Fund IV (ERISA), L.P., a Delaware limited partnership ("WCP IV (ERISA)" together with WCP IV, the "WCP Funds"), as to which WCP LLC serves as investment manager, with respect to the shares of Common Stock directly held by it;

(iii)	Westport Capital Partners LLC, a Connecticut limited liability company ("WCP LLC"), with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

(iv)	Russel S. Bernard, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

(v)	Sean F. Armstrong, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

(vi)	Wm. Gregory Geiger, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

(vii)	Jordan S. Socaransky, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager; and

CUSIP No. 963025101	SCHEDULE 13D	Page 11 of 19 Pages

(viii)	Marc Porosoff, a United States citizen, as a member of the investment committee of WCP LLC, with respect to the shares of Common Stock directly held by the WCP Funds and certain managed accounts as to which WCP LLC serves as investment manager;

The address of the principal business office of each of the Reporting Persons is c/o Westport Capital Partners LLC, 40 Danbury Road, Wilton, CT 06897.

WCP IV directly holds 2,925,000 shares of Common Stock, WCP IV (ERISA) directly holds 1,325,000 shares of Common Stock, and 2,000,000 shares of Common Stock are directly held in certain managed accounts as to which WCP LLC serves as investment manager (the "Managed Accounts").  WCP LLC serves as investment manager of each of the WCP Funds. Messrs. Russel S. Bernard, Sean F. Armstrong, Wm. Gregory Geiger, Jordan S. Socaransky and Marc Porosoff are the members of the investment committee of WCP LLC and may be deemed to share beneficial ownership over the shares that may be deemed to be beneficially owned by WCP LLC.

The filing of this statement should not be construed as an admission that any Reporting Person, other than WCP IV and WCP IV (ERISA) with respect to the shares of Common Stock they directly hold, is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Common Stock reported herein.

The Reporting Persons have executed a Joint Filing Agreement, dated June 15, 2015, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 963025101	SCHEDULE 13D	Page 12 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 19, 2015, the Issuer entered into securities purchase agreements (the "Securities Purchase Agreements"), with certain accredited investors (the "Investors"), including the WCP Funds and the Managed Accounts, pursuant to which, among other things, the Issuer sold an aggregate of 93,000 shares of Series C Mandatorily Convertible Cumulative Perpetual Preferred Stock, liquidation value $1,000 per share (the "Series C Preferred Stock"), in a private placement (the "Private Placement") to the Investors at an offering price of $1,000 per share. Pursuant to the Private Placement, the WCP Funds and the Managed Accounts purchased an aggregate of 12,500 shares of Series C Preferred Stock for an aggregate purchase price of $12,500,000. As a result of the affirmative vote of shareholders of the Issuer as described below, the Series C Preferred Stock purchased by the WCP Funds and the Managed Accounts were mandatorily converted into 6,250,000 shares of Common Stock.

This Item 3 does not provide a complete description of the Securities Purchase Agreements and such description is qualified in its entirety by reference to the agreements, which are set forth as Exhibits 2 hereto and incorporated herein by reference.

The source of the funds for the acquisition of the Common Stock purchased by the WCP Funds and the Managed Accounts was from working capital. No part of the purchase price was borrowed by any of the Reporting Persons for the purpose of acquiring such securities.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons hold the securities described in Item 5 of this statement for investment purposes.

Securities Purchase Agreements

As described in Item 3 above, on March 19, 2015, pursuant to Securities Purchase Agreements, the WCP Funds and the Managed Accounts purchased an aggregate of 12,500 shares of Series C Preferred Stock for an aggregate purchase price of $12,500,000. As a result of the affirmative vote of shareholders of the Issuer on June 4, 2015 at the 2015 Annual Meeting of the Issuer, the shares of Series C Preferred Stock purchased by the WCP Funds and the Managed Accounts were mandatorily converted into 6,250,000 shares of Common Stock.

Registration Rights Agreements

 In connection with the Private Placement, on March 19, 2015, the Issuer entered into a registration rights agreement dated as of March 19, 2015 (the "Registration Rights Agreement"), with each of the Investors which provides for certain registration rights. Pursuant to the terms of the Registration Rights Agreement, the Issuer filed a resale registration statement for the purpose of registering the resale of the underlying shares of Common Stock held by the Investors, including the WCP Funds.

CUSIP No. 963025101	SCHEDULE 13D	Page 13 of 19 Pages

Shareholder Rights Agreement

Governance

In connection with the Private Placement, on March 19, 2015, the Issuer entered into a Shareholder Rights Agreement (the "Shareholder Rights Agreement") with WCP LLC (the "Anchor Investor"), as agent on behalf of the WCP Funds and the Managed Accounts.

Under the Shareholder Rights Agreement, following the closing of the Private Placement, if the number of members constituting the Issuer’s Board of Directors is not at least nine (9), at the Anchor Investor's request, the Board must promptly be reconstituted such that the number of members constituting the Board is at least nine (9), subject to increase or decrease by the Board from time-to-time, in accordance with the Issuer’s bylaws and charter, as amended.

For any meeting (or consent in lieu of a meeting) of the Issuer’s stockholders for the election of members of the Board, so long as the Anchor Investor, together with its affiliates, beneficially own as of the date of mailing of the Issuer’s definitive proxy statement (the "Mailing Date") at least four and nine-tenths percent (4.9%) of the outstanding Common Stock, upon the request of the Anchor Investor, the Issuer is required to include one (1) person designated by the Anchor Investor as a member of the slate of Board nominees proposed by the Board for election by the Issuer’s stockholders and, subject to the Board’s duties under Maryland law, must recommend that the Issuer’s stockholders vote in favor of the election of such nominee.

In the event the Anchor Investor exercises its Oversight Appointment Right (as defined below), and so long as the Anchor Investor, together with its affiliates, beneficially own as of the Mailing Date at least nine and eight-tenths percent (9.8%) of the outstanding Common Stock, if the number of members constituting the Board is not at least ten (10), at the Anchor Investor's request, the Board must promptly be reconstituted such that the number of members constituting the Board is at least ten (10) and the number of total members constituting the Board is no greater than ten (10), and the Issuer must include one (1) person (for a maximum of two total persons when combined with the rights set forth above) designated by the Anchor Investor as a member of the slate of Board nominees proposed by the Board for election by the Issuer’s stockholders and, subject to the Board’s duties under Maryland law, must recommend that the Issuer’s stockholders vote in favor of the election of such nominee.

So long as the Anchor Investor, together with its affiliates, beneficially own at least four and nine-tenths percent (4.9%) of the outstanding Common Stock, and so long as a director nominated by the Anchor Investor is not currently serving as a member of the Board, the Anchor Investor has the right to designate one person with Board Observation Rights ("Board Observer").

CUSIP No. 963025101	SCHEDULE 13D	Page 14 of 19 Pages

In the event the Anchor Investor exercises its Oversight Appointment Right (as defined below), and the Anchor Investor, together with its affiliates, beneficially own greater than four and nine-tenths percent (4.9%) of the outstanding Common Stock, and so long as an Investor Nominated Director is not currently serving as a member of the Board, the Anchor Investor has the right to designate one (1) additional Board Observer.

Preemptive Right

For so long as the Anchor Investor, together with its affiliates, beneficially own no less than four and nine-tenths percent (4.9%) of the outstanding Common Stock, the Anchor Investor or one or more of their designated affiliates have the option and right (but not the obligation) to participate (or nominate any of its affiliates to participate) in any issuance of equity securities (subject to certain exceptions) by purchasing in the aggregate up to the Anchor Investor's and its affiliates’ pro rata portion of such equity issuance at the same price and the same terms and conditions as offered to other investors in the equity issuance.

Oversight Rights

If, on March 19, 2018, the last reported sales price of the Common Stock on the Nasdaq Capital Market or any national securities exchange on which the Common Stock is then listed has not exceeded $3.45 per share (subject to proportionate adjustment for stock splits, stock dividends, stock combinations, reverse stock splits, reclassifications, recapitalizations and other capital changes or similar events) during any consecutive ten trading day period during the 180 calendar days prior to March 19, 2018 and any of the Anchor Investor or its affiliates continue to, in the aggregate, beneficially own 4.9% or greater of the outstanding Common Stock, the Anchor Investor will have a right (the "Oversight Right") to require the Issuer to submit quarterly business plans reasonably prepared and in good faith setting forth all material business activities planned for each ensuing fiscal quarter to the Anchor Investor. To the extent that any expenditures or other items relating to the income statement, balance sheet or cash flows set forth in any such quarterly business plan for any particular fiscal quarter deviate from the initial quarterly business plan of the Issuer by 5.0% or greater, the Issuer is prohibited from making such expenditure or taking any such action, and from adopting such quarterly business plan, unless the Issuer received the Anchor Investor's approval, which may be given or withheld in the Anchor Investor's sole discretion. To the extent the Anchor Investor exercises the Oversight Right, the Issuer will maintain a Board of Directors having no more than ten (10) members, and the Anchor Investor will have the right to nominate either an Investor Director Nominee or a Board Observer as noted above (the "Oversight Appointment Right").

CUSIP No. 963025101	SCHEDULE 13D	Page 15 of 19 Pages

Letter Agreement

On March 19, 2015, the Issuer entered into a letter agreement (the "Letter Agreement") with Jon S. Wheeler, the Issuer’s Chairman and Chief Executive Officer, that provides that Mr. Wheeler agrees to vote any securities he beneficially owns for the election of Howard Fife, an employee of WCP LLC, or any other person, if reasonably acceptable to Mr. Wheeler, that is a member of the slate of Board nominees proposed by the Board for election by the Issuer’s stockholders.

This Item 4 does not provide a complete description of the Securities Purchase Agreements, the Registration Rights Agreement, the Shareholder Rights Agreement and the Letter Agreement, and each such description is qualified in its entirety by reference to the applicable agreement, which are set forth as Exhibits 2, 3, 4, and 5, respectively, hereto and incorporated herein by reference.

The Reporting Persons may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, governance, management, capitalization and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 963025101	SCHEDULE 13D	Page 16 of 19 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 7,842,196 shares of Common Stock outstanding as of April 21, 2015 plus 46,500,000 shares of Common Stock issued in connection with the mandatory conversion of Series C Preferred Stock as disclosed in the Registration Statement on Form S-3 filed by the Issuer on April 22, 2015.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)	Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 4 above, which is incorporated to this Item 6 by reference, or elsewhere herein or incorporated by reference herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Form of Securities Purchase Agreement, dated March 19, 2015, between Wheeler Real Estate Investment Trust, Inc. and each of the Investors (incorporated by reference to Exhibit 10.1 of the 8-K of the Issuer filed on March 19, 2015).

CUSIP No. 963025101	SCHEDULE 13D	Page 17 of 19 Pages

Exhibit 3:	Form of Registration Rights Agreement, dated March 19, 2015, between Wheeler Real Estate Investment Trust, Inc. and each of the Investors (incorporated by reference to Exhibit 10.2 of the 8-K of the Issuer filed on March 19, 2015).

Exhibit 4:	Shareholder Rights Agreement, dated March 19, 2015, by and between Wheeler Real Estate Investment Trust, Inc. and Westport Capital Partners LLC as agent on behalf of certain investors (incorporated by reference to Exhibit 10.4 of the 8-K of the Issuer filed on March 19, 2015).

Exhibit 5:	Letter Agreement, dated March 19, 2015, by and between Wheeler Real Estate Investment Trust, Inc. and Jon S. Wheeler (incorporated by reference to Exhibit 10.7 of the 8-K of the Issuer filed on March 19, 2015).

Exhibit 6:	Power of Attorney of Russel S. Bernard, dated June 12, 2015.

Exhibit 7:	Power of Attorney of Sean F. Armstrong, dated June 12, 2015.

Exhibit 8:	Power of Attorney of Wm. Gregory Geiger, dated June 12, 2015.

Exhibit 9:	Power of Attorney of Jordan S. Socaransky, dated June 12, 2015.

CUSIP No. 963025101	SCHEDULE 13D	Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2015

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
RUSSEL S. BERNARD /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact WM. GREGORY GEIGER /s/ Marc Porosoff

CUSIP No. 963025101	SCHEDULE 13D	Page 19 of 19 Pages

Name: Marc Porosoff Title: Attorney-in-Fact JORDAN S. SOCARANSKY /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact
MARC POROSOFF /s/ Marc Porosoff

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: June 15, 2015

WCP REAL ESTATE FUND IV, L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WCP REAL ESTATE FUND IV (ERISA), L.P. By: Westport Capital Partners LLC, its Investment Manager /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
WESTPORT CAPITAL PARTNERS LLC /s/ Marc Porosoff
Name: Marc Porosoff
Title: Principal and General Counsel
RUSSEL S. BERNARD /s/ Marc Porosoff

Name: Marc Porosoff Title: Attorney-in-Fact SEAN F. ARMSTRONG /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact WM. GREGORY GEIGER /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact JORDAN S. SOCARANSKY /s/ Marc Porosoff
Name: Marc Porosoff Title: Attorney-in-Fact
MARC POROSOFF /s/ Marc Porosoff

EXHIBIT 6

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Russel S. Bernard, hereby make, constitute and appoint Marc Porosoff, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with Westport Capital Partners LLC and each of its affiliates or entities advised by me or Westport Capital Partners LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form ID, Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules and taking any other action in connection therewith, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the _12th_ day of June, 2015.

/s/Russel S. Bernard

Russel S. Bernard

EXHIBIT 7

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Sean F. Armstrong, hereby make, constitute and appoint Marc Porosoff, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with Westport Capital Partners LLC and each of its affiliates or entities advised by me or Westport Capital Partners LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form ID, Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules and taking any other action in connection therewith, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the _12th_ day of June, 2015.

/s/Sean F. Armstrong

Sean F. Armstrong

EXHIBIT 8

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Wm. Gregory Geiger, hereby make, constitute and appoint Marc Porosoff, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with Westport Capital Partners LLC and each of its affiliates or entities advised by me or Westport Capital Partners LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form ID, Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules and taking any other action in connection therewith, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the _12th_ day of June, 2015.

/s/Wm. Gregory Geiger

Wm. Gregory Geiger

EXHIBIT 9

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, Jordan S. Socaransky, hereby make, constitute and appoint Marc Porosoff, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an executive, member of or in other capacities with Westport Capital Partners LLC and each of its affiliates or entities advised by me or Westport Capital Partners LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with any stock exchange, self-regulatory association, the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act, including without limitation Form ID, Form 3, 4, 5, 144, or Schedules 13D, 13F and 13G and any amendments to said forms or schedules and taking any other action in connection therewith, in each case, as determined by such person to be necessary or appropriate. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing and/or filing of the applicable document.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until the date revoked in writing by the undersigned, and this power of attorney does not revoke or replace any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, I have executed this instrument as of the 12th day of June, 2015.

/s/ Jordan S. Socaransky

Jordan S. Socaransky